                                                 This filing is made pursuant to
                                                 Rule 424(b)(3) under
                                                 the Securities Act of 1933
                                                 in connection with
                                                 Registration Nos.
                                                 333-73069 and 333-73069-01;
                                                 333-13325 and 333-13325-01;
                                                 333-22219 and 333-22219-01; and
                                                 333-47639 and 333-47639-01.



                           PROSPECTUS SUPPLEMENT NO. 2
                            DATED AUGUST 25, 2000
                                       TO
                         PROSPECTUS DATED MARCH 23, 1999
                                       OF
                    STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
                                       AND
                            STARWOOD HOTELS & RESORTS


                            27,392,875 COMMON SHARES

                  This prospectus supplement updates and adds to the information contained in the prospectus described above. That prospectus relates to the public offering, which is not being underwritten, from time to time by certain Participating Shareholders named in the prospectus of up to a total of 27,392,875 Common Shares. We use capitalized terms in this prospectus supplement in the same way those terms are used in the prospectus.

                  We have been advised by four of the original Participating Shareholders, Firebird Consolidated Partners, L.P. ("Firebird"), Starwood Opportunity Fund II, L.P. ("SOFI II"), Burden Direct Investment Fund I ("Burden"), and Dover Investment Company ("Dover"), that each of Firebird, SOFI II, Burden and Dover has distributed or will distribute to that company's investors some or all of that company's Starwood securities.

                  The following table discloses certain information known to us with respect to the beneficial ownership of Common Shares by the investors in Firebird, SOFI II, Burden and Dover, each of which investors will be a Participating Shareholder. The number of Common Shares "beneficially owned" is calculated for each Participating Shareholder in accordance with Rule 13d-3 of the Exchange Act, and does not necessarily mean that the shareholder owns the shares for any other purpose. Under Rule 13d-3, a Participating Shareholder beneficially owns all outstanding Common Shares as to which the shareholder has sold or shared voting power or investment power. A Participating Shareholder also is considered to beneficially own all Common Shares that the shareholder has the right to acquire within 60 days after August 25, 2000, through the exercise of any stock option or though the exchange of Class A Exchangeable Preferred Shares of the Trust ("Class A EPS"), Class B Exchangeable Preferred Shares of the Trust ("Class B EPS" and, with Class A EPS, "Trust EPS"), Class A RP Units and/or RP Ordinary Units of SLT Realty Limited Partnership or Class B OP Units and/or OP Ordinary Units of SLC Operating Limited Partnership (collectively, "Partnership Units"). Unless otherwise indicated in the footnotes, each shareholder has sole voting and investment power (or shares those powers with his other spouse) with respect to the shares shown as beneficially owned.

                  The following table gives effect to the distributions described above and assumes that the Participating Shareholders listed sell all of their Common Shares offered under the prospectus. We are unable to determine the exact number of shares that will actually be sold, and Messrs. Sternlicht, Eilian and Grose have informed us that they have no current intent to sell any of their Common Shares.

                  Except as indicated in the footnotes to the table or in the section called "Certain Relationships with Participating Shareholders" immediately below those footnotes, none of the Participating Shareholders listed below has held any position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of Common Shares.



           The date of this Prospectus Supplement is August 25, 2000.

                                                      Number of Common     Common Shares Beneficially Owned
                                Number of Common     Shares that May Be               After Offering
 Name of Participating        Shares Beneficially  Sold Pursuant to This   ---------------------------------
      Shareholder                    Owned              Prospectus           Number               Percent(1)
      -----------                   -------            -------------        --------              ---------
Barry S. Sternlicht(2)          5,526,965(3)          1,117,225(4)          4,409,740                 2.28%

Jonathan Eilian(5)                 151,961               14,973               136,988                    *

Madison F. Grose(6)               348,073(7)            142,213(8)            205,860                    *

Honora Ahern(9)                   57,788(10)             6,146(10)             51,642                    *

John Hancock Life                  21,537                21,537                     0                    0%
Insurance Co.

John Hancock Variable               2,393                 2,393                     0                    0%
Life Insurance Co.

Massachusetts Mutual               81,688                 4,788                76,900                    *
Life Insurance Co.

Ziff Investors                  1,744,349            1,720,120                 24,229                    *
Partnership, L.P. II

Disney Enterprises,               898,009               881,224                16,785                    *
Inc.(11)

Star Investors, G.P.              425,113               411,695                13,418                    *

Meridian Investment Group          82,289                82,289                     0                    0%

1985 Trust FBO Clate               10,649                10,313(12)               336                    *
Joseph Korsant

1985 Trust FBO Justin              10,649                10,313(12)               336                    *
Frederick Korsant

Jack Nash                         106,064(13)           102,716(14)             3,348                    *

Brainard Holdings, Inc.            59,304                57,432(15)             1,872                    *

Lowell D. Kraff                     2,039                   823                 1,216                    *

Max C. Chapman                     72,243                51,461                20,782                    *

Alan D. Schwartz                   38,239                15,438                22,801                    *

                                                          Number of Common        Common Shares Beneficially Owned
                                Number of Common         Shares that May Be                After Offering
 Name of Participating        Shares Beneficially      Sold Pursuant to This      --------------------------------
      Shareholder                    Owned                  Prospectus                Number          Percent(1)
      -----------                  --------                ------------               --------        ----------
Geoffrey Boisi                            9,530                   9,229                    301            *

Gregory Beer                              5,323                   5,155                    168            *

Charles E. Mueller                        4,026                   1,096                  2,930            *

James A. Kleeman                            585                     567                     18            *

Merrick R. Kleeman                      275,546                 141,409                134,137            *

Steven R. Goldman                       251,819                   5,475                246,344            *

Jamie R. Gates                           24,549                  13,865                 10,684            *

James G. Babb III                        26,088                   1,399                 24,689            *

Michael Mueller                         144,678                   2,901                141,777            *

Eugene A. Gorab                          26,725                   8,416                 18,309            *

Jerome C. Silvey                         47,948                   1,741                 46,207            *

Geoffrey Beer                            10,618                   1,053                  9,565            *

Jay Sugarman                             77,893                   3,079                 74,814            *

John Kukral                              52,309                  26,623                 25,686            *

Jeffrey Dishner                          29,928                   1,033                 28,895            *

Exclusive Advisors Inc.                  40,072(16)              40,072(16)                  0            0%

Enivia Pte. Ltd.                         40,072(16)              40,072(16)                  0            0%

Marbre Services Ltd.                    106,860(16)             106,860(16)                  0            0%

Canfield Corporation                     53,430(16)              53,430(16)                  0            0%

Kids Holding Corporation                 80,287(16)              80,287(16)                  0            0%

William A.M. Burden &                   432,854(17)              93,623(17)            339,231            *
Co., L.P.

JAW Holdings I, L.L.C.                  105,570(17)              24,584(17)             89,986            *

Lambster Partners                        10,937(18)               1,910                  9,027            *
Limited Partnership


-----------------
* Less than one percent (1%).

(1) The percentage of shares beneficially owned is determined in accordance with Rule 13d-3 and is based on 193,724,327 Common Shares outstanding on August 22, 2000.

(2) Mr. Sternlicht serves as Chairman and Chief Executive Officer of each of the Corporation and the Trust, as a Director of the Corporation and as a Trustee of the Trust.

(3) Includes 165,629 Common Shares that are held for the benefit of Mr. Sternlicht by entities he controls. Also includes an aggregate of 213,098 Common Shares owned by three trusts established by Mr. Sternlicht for the benefit of family members (the "Sternlicht Trusts").

         Mr. Sternlicht also has pledged 532,118 Partnership Units to The Chase Manhattan Bank ("Chase") to secure a loan made by Chase to an entity affiliated with Mr. Sternlicht and guaranteed by Mr. Sternlicht. If there were to be a default by such entity under this loan, Chase might become the owner of any or all of such Partnership Units or the underlying Common Shares and would be a Participating Shareholder with respect to the shares acquired. In such event, the number of shares beneficially owned by Mr. Sternlicht would decrease by the number of shares so acquired by Chase.

(4) Includes 50,437 Common Shares offered hereby that are held of record by the Sternlicht Trust. See note (3) above.

(5) Mr. Eilian serves as a Director of the Corporation and a Trustee of the Trust.

(6) Mr. Grose serves as a Director of the corporation and a Trustee of the Trust.

(7) Includes 57,788 Common Shares owned by Honora Ahern, Mr. Grose's wife, and 65,305 Common Shares owned by a trust created by Mr. Grose (the "Grose Trust"). Mr. Grose disclaims beneficial ownership of the Common Shares owned by Ms. Ahern and the Grose Trust.

(8) Includes 7,213 Common Shares offered hereby that are owned by the Grose Trust. Does not include shares offered hereby that are owned by Ms. Ahern. See notes (7) and (10) above.

(9) Ms. Ahern is the wife of Mr. Grose.

(10) Does not include shares owned directly by Mr. Grose, Ms. Ahern's husband, nor shares owned by the Grose Trust (of which Ms. Ahern is a co-trustee).

(11) Disney Enterprises, Inc. was formerly known, and named in the March 23, 1999 Prospectus, as Montrose Corporation.

(12) The two trustees of this trust, Donna Mitchell and Dirk Edward Ziff, share voting and investment power over all the Common Shares held by and distributed to this trust.

(13) Includes 21,213 Common Shares offered hereby owned by the Nash Family Partnership, LP.

(14) Includes 20,543 Common Shares offered hereby held of record by the Nash Family Partnership, LP. See note (13) above.

(15) Robert K. Hamshaw and N. Berggruen share voting and investment power over all the Common Shares distributed to Brainard Holdings, Inc.

(16) These shares were originally owned by Dover.

(17) These shares were originally owned by Burden. Burden is a general partnership comprised of two partners, William A.M. Burden & Co., L.P. ("WAM"), which is the managing general partner of Burden, and JAW Holdings I, L.L.C. ("JAW"). Jeffrey A. Weber is the managing member of JAW and the President of Burden Brothers Inc., which is the general partner of WAM. Mr. Weber has sole voting power and shared investment power over all the Starwood securities, including the distributed shares, held by WAM and has sole voting and investment power over all the Starwood securities, including the distributed shares, held by JAW.

(18) Neil G. Bluhm has sole voting and investment power over all the Common Shares held by and distributed to Brainard Holdings, Inc..

------------------------------------------------------------------------------
Certain Relationships with Starwood Capital and Its Affiliates

                  General. Starwood Capital Group L.P. ("Starwood Capital") is a privately held investment firm that was formed in 1993 to make (directly and through controlled companies) various types of investments in real estate and real estate - related interests. Barry S. Sternlicht controls and has been the Chief Executive Officer of Starwood Capital since its formation; Madison Grose and Jonathan Eilian are Senior Managing Directors of Starwood Capital; and James Babb, Geoffrey Beer, Jeffrey Dishner, Merrick Kleeman, Jerome Silvey and Jay Sugarman are, or within the past three years have been, officers or other senior executives of Starwood Capital or its affiliates. Messrs. Sternlicht, Grose, Eilian, Babb, Beer, Dishner, Kleeman, Silvey and Sugarman, Honora Ahern, Jamie Gates, Steve Goldman, Eugene Gorab, John Kukral and Michael Mueller, and Burden, Lambster Partners Limited Partnership and Ziff Investors Partnership, L.P. II hold direct or indirect interests in Starwood Capital. In addition, all of the Participating Shareholders listed in this Supplement No. 2 currently hold, or within the last three years have held, interests in certain portfolio investments of Starwood Capital, including one or more of those described below or, in the case of John Hancock Life Insurance Co., John Hancock Variable Life Insurance Co. and Massachusetts Mutual Life Insurance Co., interests in Firebird alone.

                  Trademark License. An affiliate of Starwood Capital has granted to us, subject to Starwood Capital's unrestricted right to use such name and trademarks, an exclusive, non-transferable, royalty-free license to use the "Starwood" name and trademarks in connection with the acquisition, ownership, leasing, management, merchandising, operation and disposition of hotels worldwide, and to use the "Starwood" name in our corporate name worldwide, in perpetuity.

                  Starwood Capital Noncompete. In connection with our 1995 restructuring, Starwood Capital agreed (the "Starwood Capital Noncompete") that, with certain exceptions, Starwood Capital and its affiliates would not compete directly or indirectly with us within the United States and would present to us all opportunities presented to Starwood Capital to acquire (i) fee or ground leasehold interests or other equity interests in hotels in the United States and
(ii) debt interests in hotels in the United States where it is anticipated that the equity will be acquired by the debt holder within one year from the acquisition of such debt. During the term of the Starwood Capital Noncompete, neither Starwood Capital nor any of its affiliates other than us is permitted to acquire any such interest. The Starwood Capital Noncompete continues until no officer, director, general partner or employee of Starwood Capital is on our Board of Directors (subject to exceptions for certain restructurings, mergers or other combination transactions with unaffiliated parties). With the approval in each case of a majority of our disinterested Directors and Trustees, from time to time we have waived the restrictions of the Starwood Capital Noncompete in whole or in part with respect to particular acquisition opportunities in which we had no interest.

                  Portfolio Investments. An affiliate of Starwood Capital holds an approximately 25% non-controlling interest in a golf course management company that currently manages over 40 golf courses, including seven golf courses that are amenities to resorts that we manage or franchise. Until March 1999, an affiliate of Starwood Capital held a 20% non-controlling equity interest in a company that operates the timeshare component of The Regina Resorts in Los Cabos, Cancun and Puerto Vallarta, Mexico; another affiliate of Starwood Capital owns the common area of the Sheraton Tamarron Resort which we manage. An affiliate of Starwood Capital has an indirect general partnership interest in an entity that manages over 40 health clubs, including health club and spa space in certain hotels we own, manage or franchise.

                  Other Management-Related Investments. A number of the Participating Shareholders listed in this Prospectus Supplement No. 2 (including Messrs. Sternlicht, Grose, Eilian and Kleeman) own interests in an affiliate of Starwood Capital that owns the common area facilities and certain undeveloped land at The Westin Innisbrook Resort. In May 1997, this affiliate entered into a management agreement for the Innisbrook property with Westin Hotels & Resorts Worldwide, Inc. ("Westin Worldwide"), which was then a privately held company. When we acquired Westin Worldwide in January 1998 (see "The Westin Acquisition" below), we acquired Westin Worldwide's rights and obligations under this management agreement. We currently are attempting to resolve a disagreement with the other party to the Innisbrook management agreement (that is, the company that owns the facilities and land described above) relating to various payment and other provisions of the management agreement.

                  Debt Securities. In February 1999, we purchased in the open market for $23 million from unaffiliated third-parties debt securities of an issuer in which an affiliate of Starwood Capital had a non-controlling equity interest.

                  Aircraft Lease. In February 1998, we leased a Gulfstream III Aircraft from Star Flight LLC, an affiliate of Starwood Capital. The term of the lease is one year; when that year ends, the lease automatically renews for one-year terms until either party terminates the lease upon 90 days' written notice. The rent for the aircraft, which was set at approximately 90% of the aircraft's fair market value (based on two estimates from unrelated third parties), is (i) a monthly payment of 1.25% of the lessor's total costs relating to the aircraft (approximately $123,000 at the beginning of the lease, with this amount increasing as additional costs are incurred by the lessor), plus (ii) $300 for each hour that the aircraft is in use.

                  ITT Merger. We engaged an affiliate of Starwood Capital to act as our financial advisor in connection with our acquisition of ITT Corporation and related transactions. Such affiliate received a fee of $10.5 million in cash and 131,388 Common Shares plus a tax "gross-up" payment of $5 million for these services following the closing of the ITT transaction.

                  Starwood Capital Reimbursement Agreement. In August 1997, an affiliate of Starwood Capital and we agreed that until December 31, 1998, we would reimburse that affiliate for its out-of-pocket expenses and internal costs (including allocation of overhead) for services provided to us, other than internal costs of such affiliate for services of its senior management, (subject to variance from time to time as approved by our independent Directors or Trustees, as appropriate) effective August 12, 1997. During 1998, we reimbursed such affiliate approximately $391,000 for out-of-pocket expenses and approximately $253,000 for internal costs in accordance with this agreement. The engagement of a Starwood Capital affiliate to act as our financial advisor in connection with the ITT Merger was not subject to this reimbursement limitation.

                  Policies of the Starwood Board. Our Board policy provides that any contract or transaction between us and any other company in which one or more of our Directors, Trustees or officers are directors or officers, or have a financial interest, must be approved or ratified by a majority of the disinterested Directors or Trustees after the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to those persons. Each of the transactions between us and Starwood Capital (or its affiliates) described in this Supplement No. 2 was so approved.

                  The Westin Acquisition. In January 1998, we acquired Westin Worldwide and certain affiliated companies (together "Westin" and this acquisition, the "Westin Acquisition"). Prior to the Westin Acquisition, Starwood Capital and certain of its affiliates had interests in Westin, as follows:

                   (i) More than 99% of the outstanding ownership interests in Westin Worldwide were owned by W&S LLC. Woodstar Investor Partnership ("Woodstar") held an approximately 50% voting interest (and approximately 35% interest in profits) in W&S LLC. Woodstar was in turn owned approximately 4% by SOFI II and approximately 96% by Marswood Investors, L.P. ("Marswood"), each of which was controlled by Starwood Capital.

                   (ii) Each of the Participating Shareholders listed in this Supplement No. 2 (or in the case of Participating Shareholders who acquired their Starwood securities from Burden or Dover, their predecessors in interest) other than John Hancock Variable Life Insurance Co., John Hancock Variable Life Insurance Co. and Massachusetts Mutual Life Insurance Co. (the "Insurance Company Investors") had a direct or indirect ownership interest in SOFI II and/or Marswood.

                  In connection with the Westin Acquisition, all of the outstanding shares of Westin Worldwide were canceled and the members of W&S LLC, including Woodstar, received their proportionate shares (which approximated their respective profit interests in W&S LLC) of the Class A EPS and Class B EPS shares and the Partnership Units that were issued in connection with the Westin Acquisition.

                  Firebird. Each of the Insurance Company Investors is a limited partner of Firebird; the general partner of Firebird is SOFI II Firebird was formed in 1994 to acquire some of our the outstanding debt; this debt was subsequently exchanged for Partnership Units.

                   Non-Starwood Investments. A number of the Participating Shareholders listed in this Supplement No. 2 currently have, or within the last three years had, direct or indirect interests in one or more affiliates of Starwood Capital (or portfolio investments of these affiliates) that made real-estate investments that are wholly unrelated to us.